UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission file number: 001-41789

noco-noco Inc.

3 Temasek Avenue

Centennial Tower, Level 18

Singapore 039190

(Address of Principal Executive Offices, including Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Singapore, August 2, 2024 – noco-noco Inc. (Nasdaq: NCNC) (the “Company”), today announced that it had entered into share subscription agreement (the “PIPE Subscription Agreement”) on June 26, 2024 for a private placement (the “PIPE”) with Future Science Research lnc.,a company incorporated under the laws of Japan (the“ Subscriber").

Pursuant to the PIPE Subscription Agreement, the Subscriber has agreed to purchase an aggregate of 6,235,410 Ordinary Shares, par value $0.0001 per share, of the Company (the “PIPE Shares”), at a price per share of $0.1656, representing aggregate gross proceeds to the company of $1,032,583.89, prior to the payment of related fees and expenses. The gross proceeds from the placement will be used for working capital purposes.

The PIPE Subscription Agreement contain customary representations and warranties of the Company and the Subscriber, customary conditions to closing, as well as customary indemnification obligations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

noco-noco Inc.

	By:	/s/ Masataka Matsumura
	Name:	Masataka Matsumura
	Title:	Director and CEO

Date: August 2, 2024

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Share Subscription Agreement